VF 4-27-05.

AM 4-25-2005



05041479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

(A)

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYMONT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 SOUTH ADAMS, SUITE 200
(No. and Street)

RICHMOND	VA	23220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD RHOADS (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN & FUTERMAN, P.C.
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH RD.	HICKSVILLE	NY	11801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C. 209 SECTION

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-25-2005

OATH OR AFFIRMATION

I, Richard A. Rhoads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maymont Partners, Inc., as of December 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City / County of Goochland
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 19 day of April, 2005, by Richard Rhoads
(name of person seeking acknowledgement)
Notary Public
My commission expires: 5/31/08

Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIBMAN & FUTERMAN, P.C.

Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2004, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Hicksville, New York
February 24, 2005


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C.
209
SECTION

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com



LIBMAN & FUTERMAN, P.C.

Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

In planning and performing our audit of the financial statements of Maymont Partners, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.



Hicksville, New York
February 24, 2005

MAYMONT PARTNERS INC

No. 5 South Adams Street ◦ Suite 200 ◦ Richmond, Virginia 23220 ◦ 804 497-3956

This letter is acknowledgment of the letter that Maymont Partners, Inc. ("Maymont") received from the NASD dated April 7, 2005 (see attached).

The letter signed by AnnMarie McGarrigle acknowledges receipt of Maymont's December 31, 2004 annual filing of audited financial statements but notes deficiencies: (1) the filing did not include a Statement of Changes in Liabilities Subordinated to General Creditors, or a disclosure that there were no changes, and (2) there was a misstatement in item #3 in the notes to the financial statements which details the status of the shareholder loans to Maymont.

As requested in the letter from Ms. McGarrigle, Maymont has restated item #3 in the notes to the financial statements to accurately reflect the status of the loans to Maymont, and has included a disclosure that there were no changes in liabilities subordinated to general creditors. Maymont has submitted this letter with a new completed Form X-17A-5 Part III Facing Page and the required documents to the following addresses:

NASD Philadelphia District Office
Attn: Ms. AnnMarie McGarrigle
1835 Market Street
Suite 1900
Philadelphia, PA 19103

SEC Philadelphia District Office
Attn: Mr. A. Laurence Ehrhart
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

NASD Principal Office
Attn: Ms. Eleanor Sabalbaro
9509 Key West Avenue
Rockville, MD 20850

SEC Principle Office
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20549

Should there be any remaining questions concerning Maymont's response, please feel free to contact me at (804) 497-3956. Thank you.

Sincerely,


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C.
209
SECTION

Richard A. Rhoads, CEO
Maymont Partners, Inc.

MAYMONT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

MAYMONT PARTNERS, INC.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2004

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.



Richard A. Rhoads, CEO
Maymont Partners, Inc.

TABLE OF CONTENTS



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opnion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opnion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Capital Requirements, as of December 31, 2004 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman, P.C.



Hicksville, NY

February 24, 2005

New South Road ∘ Hicksville, New York 11801 • Tel: (516) 933-3470 ∘ Fax: (516) 933-3480 • www.landfcpas.com

MAYMONT PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 161,747	$ 125,111
Commissions Receivable	432,545	117,846
Accounts Receivable	2,311	400
Total Current Assets	596,603	243,357
Fixed Assets	1,772	2,380
Organization Costs	17,359	23,672
Prepaid Expenses	1,876	0
Total Assets	$ 617,610	$ 269,409
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Commissions Payable	$ 166,647	$ 95,996
Operating Expenses Payable	8,574	6,178
Shareholder Loans Payable	100,000	100,000
Total Liabilities	275,221	202,174
STOCKHOLDERS' EQUITY:		
Common Stock ($1 par value, 100 shares authorized and outstanding)	100	100
Retained Earnings	342,289	67,135
Total Stockholders' Equity	342,389	67,235
Total Liabilities and Stockholders' Equity	$ 617,610	$ 269,409

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$1,660,738	$ 494,781
Total Revenues	1,660,738	494,781
EXPENSES:		
Commissions	582,725	140,919
Compensation	132,848	41,744
Occupancy	10,500	3,551
MIS & Telecommunications	14,830	14,487
Travel & Entertainment	53,394	24,375
Professional Fees	27,423	13,430
Regulatory Fees	11,265	7,148
Organization Costs	6,312	6,312
Other Expenses	21,287	17,255
Total Expenses	860,584	269,221
NET INCOME	$ 800,154	$ 225,560

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Retained Earnings	Total Equity
Beginning Balance at January 1, 2003	$ 100	$ (6,626)	$ (6,526)
Net Income	0	225,560	225,560
Dividends	0	(151,799)	(151,799)
Ending Balance at December 31, 2003	100	67,135	67,235
Net Income	0	800,154	800,154
Dividends	0	(525,000)	(525,000)
Ending Balance at December 31, 2004	$ 100	$ 342,289	$ 342,389

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 800,154	$ 225,560
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	7,258	6,740
(Increase)/Decrease in Operating Assets:		
Commissions Receivable	(314,699)	(82,686)
Accounts Receivable	(1,910)	(300)
Prepaid Expenses	(1,876)	0
Increase/(Decrease) in Operating Liabilities:		
Commissions Payable	70,651	95,996
Operating Expenses Payable	2,396	(374)
Total Adjustments to Net Income	(238,180)	19,376
Net Cash (Used)/Provided by Operating Activities	561,974	244,936
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(338)	(2,808)
Net Cash (Used)/Provided by Investing Activities	(338)	(2,808)

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Distributions	(525,000)	(151,799)
Net Cash (Used)/Provided by Financing Activities	(525,000)	(151,799)
Net Change in Cash	36,636	90,329
Cash at Beginning of Year	125,111	34,782
Cash at End of Year	$ 161,747	$ 125,111

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2004

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Maymont Partners, Inc. (the "Company") was incorporated in the State of Virginia in December 2001. The Company was granted registration by the National Association of Securities Dealers (the "NASD") as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC") in October 2002. The broker/dealer registration with NASD is limited in that the Company is only permitted to introduce clients to other broker/dealers, private partnerships and other select securities issuers and conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe-keep customer securities. Maymont Partners, Inc. employs brokers for the purpose of marketing securities. Each broker is compensated based on a percentage of the revenue they generated for Maymont Partners. Their out of pocket business expenses are reimbursed by the Company.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains a non-interest bearing demand deposit account at a U.S. banking institution for all cash transactions. The cash balance is insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

3. SHAREHOLDER LOANS

The Company has received non interest bearing loans from two shareholders totaling $100,000 that are evidenced by a Promissory Note dated February 4, 2002 and a subsequent Subordinated Loan Agreement dated March 25, 2002. Within the Subordinated Loan Agreement the shareholders agree to a scheduled maturity date repayment no earlier than October 8, 2005 thereby qualifying the loan as "non-aggregate indebtedness" in relation to the Company's net capital requirements (SEC Rule 15c3-1). Furthermore, the loan qualified as equity subordination, permitting exclusion as debt in the regulatory requirement for "debt to debt-equity ratio" (SEC Rule 15c3-1d). As of October 8, 2004, the loan no longer qualifies as equity subordination and is included in debt for the purpose of the debt to debt-equity ratio.

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness under SEC Rule 15c3-1. At December 31, 2004 the Company has net capital, as defined, of $153,173 and a net capital surplus of $141,492.

5. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2004 and 2003, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

MAYMONT PARTNERS, INC.

STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENT AS OF DECEMBER 31, 2004

	2004
CURRENT ASSETS:	
Cash	$ 161,747
ADJUSTED LIABILITIES	175,221
NET CAPITAL	(13,474)
ALLOWABLE RECEIVABLES	166,647
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	153,173
NET CAPITAL REQUIRED	11,681
NET CAPITAL SURPLUS	$ 141,492

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

COMPUTATION OF NET CAPITAL AND COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO UNAUDITED FOCUS REPORT FILED JANUARY 21, 2005

	AUDIT 2/24/05	FOCUS 1/21/05	DIFFERENCE
Total Ownership Equity	$ 342,389	$ 340,078	$ 2,311
Allowable Subordinated Liabilities	100,000	100,000	0
Total Non-allowable Assets	(289,216)	(286,905)	2,311
Haircuts	0	0	0
Net Capital	153,173	153,173	0
Minimum Net Capital Required	11,681	11,681	0
Excess Net Capital	$ 141,492	$ 141,492	$ 0

The difference in total ownership equity and total non-allowable assets between the audited financial statements with opinion dated February 24, 2005 and the unaudited focus report filed January 21, 2005 is due to $2,311 that was originally classified as expenses in the focus report, but determined to be reimbursable to the Company during the final audit review. Therefore, it is included in total non-allowable assets.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO THE CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2004

The preparation of audited financial statements did not disclose any material changes in liabilities subordinated to the claims of general creditors.